[TS Innovation Acquisitions Corp. Letterhead]

November 6, 2020

VIA EDGAR

Office of Manufacturing,

Division of Corporation Finance,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:     Asia Timmons-Pierce

Re:	Acceleration Request for TS Innovation Acquisitions Corp. Registration Statement on Form S-1 (File No. 333-249640)

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TS Innovation Acquisitions Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-249640 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 P.M., New York City time, on November 9, 2020, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Registration Statement be declared effective.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Scott D. Miller at Sullivan & Cromwell LLP at (212) 558-3109.

Securities and Exchange Commission

November 6, 2020

Sincerely, TS Innovation Acquisitions Corp.
By:	/s/ Paul A. Galiano
Name:	Paul A. Galiano
Title:	Chief Operating Officer, Chief Financial Officer and Director

cc:	Geoffrey Kruczek

(Securities and Exchange Commission)

Scott D. Miller

(Sullivan & Cromwell LLP)